金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited 03 MAR 31 AM 7:21


GOLD
PEAK

March 28, 2003

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.


03050408

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
R2 – Notification of Location of Registers	January 13, 2003

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com

Exemption#82-3604



Companies Registry
公 司 註 冊 處

COPY

Form 表格 R2

Notification of Location of Registers
登記冊備存地點通知書

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Location of Registers or other documents 登記冊或其他文件的備存地點 (Note 註 2)

Registers or other documents 登記冊或其他文件:-

Members 成員
Directors & Secretaries 董事及秘書
Minute Books 會議記錄簿
Debenture Holders 債權證持有人
Charges 押記
Copies of Instruments creating charges 設定押記的文書的副本

Register／Other documents 登記冊／其他文件	Address 地址	Effective Date 生效日期
Members	Abacus Share Registrars Limited 雅柏勤證券登記有限公司 G/F Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong 香港灣仔告士打道 56 號東亞銀行港灣中心地下	13 / 01 / 2003 DD 日 / MM 月 / YYYY 年

Signed 簽名 :

(Name 姓名) : (Wong Man Kit) Date 日期 : January 15, 2003

~~Director 董事~~／ Secretary 秘書 *

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung
N.T.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
15 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)